EXHIBIT 4.27

SURFACE IMPACT AGREEMENT

This Surface Impact Agreement (this “Agreement”) is made and entered into between M J Ranches, a Wyoming Corporation, (“Owner”) whose address is 550 Garrett Road, Garrett, Wyoming, 82058, and 448018 Exploration Inc., a Nevada Corporation, (“Operator”) with offices at Suite 1240-1140 West Pender Street, Vancouver, British Columbia, Canada, V6E 4G1.

RECITALS

A.           State Uranium Mining Lease.  Operator owns Uranium Mining Lease Number 0-40774 (the “State Mining Lease”) issued by the State of Wyoming, acting by and through its Board of Land Commissioners (the “Board”) covering the following lands located in Albany County, Wyoming:

T25N/R75W
Section 36:  All
6th P.M.
comprising 640 acres, more or less (the “State Lands”).

B.           Owner has obtained from the Board those certain State of Wyoming Grazing Lease 1-7184, authorizing Owner to conduct grazing operations on the Premises (the “Grazing Lease”).

C.           Pursuant to the Board’s regulations, Owner and Operator desire to enter into this Agreement concerning Operator’s mining exploration, development and production operations on the State Lands pursuant to Operator’s rights under the State Mining Lease.

D.           Owner owns adjacent fee surface and fee minerals and holds certain rights in the surface estate of certain adjacent federal lands (hereinafter the “Federal Grazing Lands”) and Operator owns unpatented mining claims under the Federal Grazing Lands and a portion of Owner’s fee surface.  Owner and Operator have entered into a Uranium Lease and Surface and Damage Agreement (“Lease and Surface Agreement”) of even date herewith providing for the lease of certain of Owner’s mineral interests and access and other considerations for the fee surface and Federal Grazing Lands (collectively the “Leased Interests”).

E.           Operator desires to utilize portions of the State Lands to access the State Mining Lease and to access the lands described in the Lease and Surface Agreement and certain other lands in the vicinity of such lands (hereinafter, “Area Lands”), and Owner desires to grant such right to Operator under the terms and conditions set forth herein.

F.           Owner and Operator desire to set forth their agreements and understandings regarding use of the State Lands and compensation for certain impacts, damages and inconveniences to Owner resulting from such use.

AGREEMENT

In consideration of the terms, conditions, covenants, consideration and agreement contained herein, it is agreed as follows:

1.            Term -  This Agreement is for an initial term of five (5) years from and after the date hereof, with two (2) optional extensions of five (5) years each available, for a total of fifteen (15) years maximum term.  On or before the sixth (6) anniversary date thereof, Operator may extend this Agreement for five (5) years by paying to Owner payments in the same amounts as described in Paragraph 4.

Upon the expiration of the initial & first five (5) year term extension, Operator shall have the right to extend the Agreement for an additional five (5) year term, by paying to Owner rentals in the same amount as the original payments hereunder, adjusted for inflation as outlined in Paragraph 4.

This Agreement will thereafter continue for as long after the initial or secondary term as any mining, development or processing or restoration is being conducted under the State Mining Lease or the Lease and Surface Agreement on a continuous basis.  Such operations shall be deemed conducted on a continuous basis unless and until, after the end of the initial or secondary term, a period of three hundred sixty-five (365) consecutive days elapses in which no such operations are conducted, excluding periods of force majeure.

2.           Agreement Benefit Other Property.  Operator’s rights under this Agreement may be exercised by Operator in connection with mineral rights in Area Lands, the Leased Interests, the Federal Grazing Lands and State Lands which are acquired by or leased to Operator from third parties, or which are otherwise controlled by Operator.  This Agreement shall also confer upon Operator and any person conducting the exploitation of a mineral estate in Area Lands with, for or on behalf of Operator, the right to use any portion of the State Lands and the right to access across the State Lands in connection with the exploitation of the mineral estate in Area Lands.

3.           Termination of Rights. Unless sooner terminated due to a default by Operator, the rights granted by Owner to Operator hereunder shall terminate when Operator has ceased uranium mining operations on the Leased Interests, or from the Federal Grazing Lands, State Lands or any lands pooled therewith for a period of time exceeding 12 months.  Uranium mining operations shall include the process of reclamation under state or federal law.

4.           Impact and Inconvenience Payments.  Pursuant to the Board’s regulations, the Board and Owner are to share the payments made by Operator under this Agreement.  Operator shall pay to the Board and Owner their respective shares, as provided in the Board’s then applicable Grazing and Agricultural Leasing Regulations, of the following payments:

 a.           Five (5) Year Access Payments:  Upon execution of this agreement, Operator shall pay to Owner the sum of Five Dollars ($5) multiplied by five years, and multiplied by the number of acres described in Recital A for full payment in advance for the first five year term.

If this Agreement is renewed pursuant to Paragraph 1, then on or before the date of such extension, shall pay to Owner payments in the same amount as the original payments hereunder for each extension term.

b.           Surface Impact Payments: Operator shall pay Owner an annual payment of Two Hundred Dollars ($200) per acre for all new surface disturbance caused by Operator on the State Lands from Operator’s activities.  Such annual payment shall continue for all surface disturbance not reclaimed until such disturbed lands are reclaimed pursuant to applicable federal or state reclamation standards.

c.           Compensation for Inconvenience.  Owner and Operator acknowledge that the exploration and development of Owner’s State Mining Lease on the State Lands may from time to time cause inconvenience and disruptions of Owner’s ranching operations on the State Lands.  Owner and Operator acknowledge and agree that the economic impact to Owner for such inconvenience and disruption is difficult to measure.  Owner and Operator agree that it is reasonable that any economic impacts caused by any inconvenience or disruption may be in relation to actual development of Operator’s State Mining Lease for the State Lands.  To compensate Owner for such economic impacts, Operator shall make payments to Owner as stated in this Paragraph 4c.  While the parties acknowledge that this payment is payment in the nature of liquidated damages, and not a royalty payment, the amount of such payment shall be computed as follows:

If solutions mined by Lessee from the State Mining Lease are processed by or for Operator for the recovery of uranium, Owner reserves a royalty based upon the Sales Price (as defined below) for the contained U308 or uranium in any other form recovered in a milling or processing facility from minerals mined or removed from the State Mining Lease set forth in Recital A to this Agreement. Owner will receive One Percent (1%) of the Sales Price of the uranium in the form of yellowcake (U308) recovered from solutions removed from the premises by Lessee.  The amount of yellowcake recovered from solutions mined and removed from the State Mining Lease shall be determined on the basis of assays of samples of such solutions, volume of such solutions, and the average recovery percentage of the mill during the month in which the solution is processed.  The “Sales Price” for the yellowcake shall be determined by the actual sales price received by Lessee in an arms-length transaction from the smelter or other purchaser.

Payments under this Paragraph 4c shall be made by Operator’s check mailed or delivered within twenty-five (25) days after the end of the month in which Operator receives payment of the purchase price for yellowcake or concentrates of other subject minerals sold by it and for which royalty is payable hereunder.

Each payment shall be accompanied by a statement showing weights and values of yellowcake or concentrates of other subject minerals sold or deemed to be sold during the period for which payment is made.

d.           Payment Adjustments.  Every three years, commencing with the third anniversary of this agreement, all of the payments in this Agreement shall be adjusted based on the Consumer Price Index.  The adjustment shall be made by multiplying the payment by a fraction the numerator of which is the Consumer Price Index for the month and year in which the adjustment is to be made and the denominator of which is the Consumer Price Index for the month and year of this agreement.  “Consumer Price Index” shall mean the Consumer Price Index for All Urban Consumers (commonly known as CPI-U) for the U.S. City Average for All Items, 1982-1984=100, as published by the United States Department of Labor.  If the Consumer Price Index is no longer published, Owner shall in good faith select a successor, comparable index to be used for making these calculations.  However, at no time shall the payments be less than those agreed to in this Agreement and payments shall never be increased more than 12% from the base amount provided for in this Agreement.   This Paragraph 4d shall not apply to the payments set forth in Paragraph 4c.

d.           Timing of Payments. Operator shall pay to Owner the annual Surface Impact Payments due in accordance with Paragraph 4b. in arrears on the January 31 of each year for the amount acreage remaining unreclaimed pursuant to Paragraph 4b.  Should any portion of such payments apply to a period of less than 12 months, said payment will be prorated based on 1/12 of the regular annual payment multiplied by the number of months comprising said partial year.

5.           Reclamation and Rehabilitation.  Except for facilities and roads still used for exploration, production and development operations, as soon as reasonably practicable, and in any event within twelve (12) months after a facility is determined by Operator to no longer be needed, and weather permitting, Operator shall reclaim all disturbed areas on the State Grazing Lands in accordance with applicable state or federal standards.

6.           Consent of Owner of Surface Rights.  Owner acknowledges that, under applicable laws affecting the exploitation of or acquisition of an interest in the mineral estate in a property, the consent or approval of Owner may be required and that this Agreement shall constitute Owner’s consent or approval as may be required.  So long as Operator is not in default hereunder, Owner further acknowledges that the payments and covenants to be made and performed by Operator, as set out herein, are sufficient consideration for the consent to be given by Owner.

7.           Grazing Lease Termination or Forfeiture.  Should any Grazing Lease terminate or be forfeited, Owner shall refund to Operator all amounts paid attributable to that portion of the State Lands attributable to periods after the date of termination or forfeiture.  In the event any Grazing Lease is terminated or forfeited, then this Agreement shall terminate, provided however, that if a subsequent grazing lease for the same lands is issued to Owner, or any of Owner’s affiliates, subsidiaries, parent company, owners, shareholders, members, heirs, assigns, transferees, officers, managers, employees or agents, then this Agreement shall not terminate but shall continue as to such new grazing lease as if such Grazing Lease had never terminated or been forfeited.

8.           Board Regulations.  The Board’s regulations, as they now exist or as they may be amended during the term of this Agreement, are incorporated by this reference.  To the extent this Agreement conflicts with the Board’s regulations, the Board’s regulations shall be controlling.

9.           Payments.   The payments herein provided are acknowledged as sufficient and in full satisfaction for damages caused or created by the reasonable and customary entry, rights-of-way and operation and use of the roads and mine sites, but do not include damage to livestock, buildings or improvements or injuries to persons or to any damage or destruction caused to Owner's wells or water supply.

10.           No Warranty.  Owner makes no warranty of title or otherwise in entering into this agreement.

11.           Enforcement Costs.   If a court of competent jurisdiction finds that Operator has defaulted under this Agreement, Operator shall pay all costs and expenses, including a reasonable attorney's fee, incurred by Owner in enforcing this Agreement.

12.           Time.  Time is of the essence in this agreement.

13.           Compliance with Law.  Operator shall conduct operations and activities in accordance with applicable local, state and federal laws, rules and regulations.

14.            Release.   To the maximum extent permitted by law, Operator releases and waives and discharges Owner, and, if applicable, Owner's officers, directors, employees, agents, successors and assigns from any and all liabilities for personal injury, death, property damage or otherwise arising out of Operator's operations under this Agreement or use of the State Lands.  To the maximum extent permitted by law, owner releases and waives and discharges Operator, and, if applicable, Operator’s officers, directors, employees, agents, successors and assigns from any and all liabilities for personal injury, death, property damage or otherwise arising out of Owner’s gross negligence or willful misconduct.  Owner will not be liable for any damages caused by Owner’s livestock to Operator’s facilities.

15.           Notice.  Notice may be given to either party to this agreement by depositing the same in the United States mail postage prepaid, duly addressed to the other party at the address set out below the party's signature on this agreement, or via electronic mail or facsimile. Such notice shall be deemed delivered when deposited in the United States mail, or when sent via electronic mail or facsimile.  Operator shall promptly notify Owner in writing of the name address and telephone number of any person or entity to whom Operator assigns all or any portion of its rights under any uranium lease which affects the State Lands.

16.           Recording.   This agreement may not be recorded without the written consent of Owner and Operator.  However, the parties shall record a memorandum of this agreement to give record notice of the existence of this agreement.

17.           Construction of Agreement.   This agreement shall be construed under the laws of the State of Wyoming.

18.           Binding Effect.   This agreement is binding upon the successors and assigns of the parties.

19.           Assignability.   This Agreement may be assigned in whole or in part by either party.

20.           Default.  If Operator defaults under this agreement, Owner shall give Operator written notice of the default.  If Operator fails to correct a monetary default within 30 days after the delivery of the notice of default, Owner may, in addition to any other rights and remedies available to Owner, terminate this agreement.  If the default is one that cannot reasonably be cured within 30 days, then Owner may not terminate this Agreement so long as Operator is undertaking to cure such default with reasonable diligence at the end of the 30 day cure period.

21.           Termination by Operator.  Operator shall have the right to terminate this Agreement at any time by giving Owner written notice of such intention, and this Agreement shall terminate effective thirty (30) days after the date of such notice.  In the event Operator shall terminate this Agreement, upon such termination all right and interest of Operator under this Agreement shall terminate, and, subject to reclamation obligations hereunder and under applicable law, Operator shall not be required to perform any further obligations hereunder with respect thereto, and Operator shall have no liability to Owner by way of damages of any kind or otherwise, except with respect to payments due to Owner which have accrued prior to the effective date of such termination.  Operator waives all claims to any payments under this Agreement that have been pre-paid to Owner at the time of termination.

22.           Force Majeure.  Except for the obligation to make payments when due hereunder, the obligations of Operator under this Agreement shall be suspended, and it shall not be deemed in default or liable for damages or other remedies while Operator is prevented from complying therewith by acts of God, the elements, riots, acts or failures to act on the part of federal or state agencies; inability to timely obtain necessary permits, licenses or approvals from governmental agencies on terms reasonably acceptable to Operator; inability to secure materials or to obtain access to the State Lands or Leased Minerals; actions taken by environmental groups or other non-governmental organizations; strikes; lockouts; damage to, destruction or unavoidable shutdown of, necessary facilities; or any other force majeure type events (whether or not similar to those above-mentioned) beyond Operator’s reasonable control, whether or not foreseeable; provided, however, that, settlement of strikes or lockouts shall be entirely within Operator’s discretion; and provided, further, that Operator shall promptly notify the Owner and shall exercise diligence in an effort to remove or overcome the cause of such inability to comply.  The Term of this Agreement shall be extended for period(s) of time equal to that of the duration of any events of force majeure, but not more than three (3) years; provided, however, that the entire term of this Agreement shall not exceed 99 years.

23.           Confidentiality.

a.           For the entire Term of this Agreement, Owner agrees to treat all data, reports, records and other information relating to this Agreement, as confidential, and such information shall not be disclosed to any other person or entity, without the prior written consent of Operator, which such consent Operator may withhold in its sole discretion.  In the event that Owner is required by any law, rule, regulation, or order to disclose to the public any of such information, it shall immediately notify Operator of such requirement and the terms thereof, together with a copy of such release as may be contemplated, prior to such disclosure.  Operator shall then have not less than three business days to review and comment upon such disclosure and to request, prior to disclosure, confidential treatment of any of the information of such terms as it shall, in its sole discretion, determine.  Owner shall use its best efforts to comply with such request prior to making the required disclosure.

b.           Following expiration or termination of this Agreement, Owner may not disclose to third parties any information provided to Owner hereunder unless such disclosure shall be accompanied by a disclaimer of any representation or warranty as to the accuracy, reliability or completeness of such information for any purpose.

c.           Owner acknowledges that, based upon information and data from previous work on other property which Operator controls in the vicinity of the State Lands, Operator may have developed its own theories and interpretations regarding the State Lands and the potential for mineral development of the State Lands that are regarded by Operator as confidential and/or proprietary to Operator and which have not been disclosed to Owner.  Owner agrees that in entering into this Agreement, it is not relying on Operator, and except as provided in under the Lease and Surface Agreement, Operator has no obligation, to disclose any such information, data, theories or interpretations.

24.           No Implied Covenants.  Owner understands, and expressly acknowledges and agrees, that no implied covenants or conditions whatsoever shall be read into this Agreement, and Owner hereby acknowledges and confirms that the payments which it may receive under this Agreement are sufficient consideration for all of the rights granted to Operator under this Agreement.

25.           Sole Agreement; Waiver.  This Agreement contains all of the representations and agreements between the parties with respect to the matters contained herein and the subject matter hereof, and supersedes all of the terms and conditions of the letter agreement dated November 16, 2007 by and between Owner and Operator.  No modification or waiver of the terms and conditions hereof shall be binding upon either party unless in writing, dated subsequent to the date of execution of this Agreement, and executed by an authorized representative of such party.  No waiver by any party of a breach of any of the provisions of the Agreement shall be construed as a waiver of any subsequent breach, whether of the same or a different character.

26.           Further Assurances.  At the request of Operator and without further consideration, the Owner shall execute and deliver any further instruments and/or documents and take such other action as may be reasonably required by Operator to vest or confirm in Operator its interest in this Agreement or to otherwise carry out the transactions contemplated in this Agreement.  In this connection, the parties hereto recognize that federal, state or local laws, regulations or ordinances authorities may require, as a condition to approval and issuance of exploration, mining, water, reclamation or other required permits or licenses to Operator, the consent of Owner.  Upon tender of a request by Operator, Owner hereby agrees, to promptly furnish its consent to exploration, mining or reclamation plans submitted to Owner with the request.  Owner hereby acknowledges that the payments and covenants to be made and performed by Operator as set out herein, are sufficient consideration for the consent to be given by Owner.

27.           Counterparts.  This Agreement may be executed in several counterparts, any one of which may contain the execution of the Owner or Operator, which together shall constitute a single original document.

Dated this 5th day of February, 2008.

	Owner:		Operator:

	M J Ranches Inc.		448018 Exploration, Inc.

By:	“Donald J. Robbins”	By:	“C. Stewart Wallis”
	Donald J. Robbins, President		C. Stewart Wallis, President

	550 Garrett Road		Suite 1240 – 1140 W. Pender Street
	Garrett, Wyoming, 82058		Vancouver BC V4A 6A2
	Facsimile:_______________		Facsimile: 604-681-8039
	E-mail:_________________		E-mail: stewart@target-mining.com

ACKNOWLEDGMENTS

STATE OF WYOMING	)
) ss.
COUNTY OF ALBANY	)

The foregoing instrument was acknowledged before me this 5th day of February, 2008, by Donald  J. Robins, as President of M J Ranches Inc.

    WITNESS my hand and official seal.

“Esther Suazo”
Notary Public

    My Commission Expires: May 17, 2010

PROVINCE
~~STATE OF~~ BRITISH COLUMBIA	)
COUNTRY	) ss.
~~COUNTY OF~~ CANADA	)

The foregoing instrument was acknowledged before me this 1st day of February, 2008, by C. Stewart Wallis, as President of 448018 Exploration, Inc.

    WITNESS my hand and official seal.

“Olen Aasen”
Notary Public

    My Commission Expires: N/A